
January 22, 2025
Vancouver, British Columbia

Wheaton Precious Metals Recognized by Corporate Knights as one of the 2025 Global 100 Most Sustainable Corporations

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has today been named to Corporate Knights' 2025 Global 100 Most Sustainable Corporations list.

With Corporate Knights' stated focus on responsible behaviour and sustainable revenue generation, a significant component of determining the Global 100 score considers the impact of Wheaton's streaming business on the clean economy and the responsible business practices of Wheaton's mining partners. Corporate Knights rated Wheaton highly for a range of key performance indicators at the corporate level, including pay linked to sustainability, CEO-average worker pay and gender and ethnic diversity on the board of directors.

"We are proud to be recognized for our commitment to excellence in ESG practices both in our own offices and alongside our mining partners, who have a strong track record in responsible mining," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "We have an incredible team at Wheaton and are advancing our work with mining partners to deliver the commodities our society needs. Although we do not manage mining operations, ESG is an important factor in our due diligence process for new streaming opportunities and once a stream is in place, we collaborate with our mining partners on a number of sustainability-related initiatives."

"As the leading precious metals streaming company, Wheaton is committed to financially supporting climate solutions and clean technology for mining operations," continued Smallwood. In September 2024, Wheaton announced the launch of its inaugural Future of Mining Challenge, an initiative that seeks to support the mining industry to become more efficient while minimizing its environmental impact.

Through the Future of Mining Challenge, Wheaton has invited cleantech companies from around the world to submit and propose industry solutions. The winner of the challenge will be awarded US$1,000,000 to continue to advance their technology and will be announced during the PDAC Convention in Toronto, the world's largest annual mining conference.

Corporate Knights' 2025 ranking of the world's 100 most sustainable corporations is based on a rigorous assessment of over more than 8,300 public companies with revenue over US$1 billion. Wheaton will be included in the Global 100 Index, which represents a benchmark for sustainability excellence. The company was also recently named by Corporate Knights as one of the 2024 Best 50 Corporate Citizens in Canada.

To learn more about Wheaton's sustainability approach and commitments, visit the website at: www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Emily Hamer
Director, Communications
Tel: 778.999.3176
Email: emily.hamer@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to sustainability commitments and targets by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve sustainability commitments and targets at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2023 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2023, both available on SEDAR+ and in Wheaton's Form 6-K filed March 14, 2024, all available on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that sustainability commitments and targets at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.